Exhibit 23.3

Consent of Independent Certified Public Accountants

We have issued our report dated March 4, 2016 (except the “Fair Value Instruments” and “Goodwill” paragraphs in Note 2, and Notes 3, 6, 7, and 13, which are as of July 14, 2016) with respect to the consolidated financial statements of CXO Acquisition Holdings, LLC included in the Current Report on Form 8-K/A for CEB Inc. filed on July 15, 2016, which is incorporated by reference in this Registration Statement of Gartner, Inc. We consent to the incorporation by reference of the aforementioned report into the prospectus which is part of this Registration Statement, and to the use of our name as it appears under the caption “Experts.”

/s/ Grant Thornton LLP

Portland, Oregon

March 3, 2017